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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                                AMENDMENT NO. 1
                                ---------------

                            ML MEDIA PARTNERS, L.P.

                           (Name of Subject Company)

                               SMITHTOWN BAY, LLC

                      a Delaware limited liability company

                        GLOBAL CAPITAL MANAGEMENT, INC.,
                             A DELAWARE CORPORATION
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                   55307J102
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               THOMAS A. SCHMIDT
                        601 CARLSON PARKWAY - SUITE 200
                          MINNETONKA, MINNESOTA 55305
                                 (612) 476-7200
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                            ------------------------

                           CALCULATION OF FILING FEE

       TRANSACTION VALUATION*               AMOUNT OF FILING FEE
             $8,550,000                          $1,710.00

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 9,000 Units of Limited Partnership Interests ("Units") at $950 per Unit net in cash. The amount of the filing fee, calculated in accordance with Regulation 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of Units assumed to be purchased.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not Applicable   Filing Party:  Not Applicable
Form of Registration No.:  Not Applicable   Date Filed:    Not Applicable

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                                  Page 1 of 6
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
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CUSIP NO. 55307J102                                                        PAGE 2 OF 7 PAGES
--------------------------------------------   --------------------------------------------

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1.         Names of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons
           Smithtown Bay, LLC
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2.         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                             (a) / /
                                                                                             (b) / /
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3.         SEC Use Only
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4.         Sources of Funds (See Instructions)
           WC
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5.         Check if Disclosure of Legal Proceedings is Required Pursuant to                      / /
           Items 2(e) or 2(f)
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6.         Citizenship or Place of Organization
           State of Delaware
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7.         Aggregate Amount Beneficially Owned By Each Reporting Person
           9,361
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8.         Check if the Aggregate in Row (7) Excludes Certain Units (See Instructions)           / /
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9.         Percent of Class Represented by Amount in Row (7)
           4.98
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10.        Type of Reporting Persons (See Instructions)
           OO
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

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
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CUSIP NO. 55307J102                                                        PAGE 3 OF 7 PAGES
--------------------------------------------   --------------------------------------------

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1.         Names of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons
           Global Capital Management, Inc.
-------------------------------------------------------------------------------------------
2.         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                             (a) / /
                                                                                             (b) / /
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3.         SEC Use Only
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4.         Sources of Funds (See Instructions)
           WC
-------------------------------------------------------------------------------------------
5.         Check if Disclosure of Legal Proceedings is Required Pursuant to                      / /
           Items 2(e) or 2(f)
-------------------------------------------------------------------------------------------

6.         Citizenship or Place of Organization
           State of Delaware
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7.         Aggregate Amount Beneficially Owned By Each Reporting Person
           9,361
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8.         Check if the Aggregate in Row (7) Excludes Certain Units (See Instructions)           / /
-------------------------------------------------------------------------------------------

9.         Percent of Class Represented by Amount in Row (7)
           4.98
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10.        Type of Reporting Persons (See Instructions)
           CO
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

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                       AMENDMENT NO. 1 TO SCHEDULE 14D-1

    This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed by Smithtown Bay, LLC, a Delaware Limited Liability Company (the "Purchaser") and Global Capital Management, Inc., a Delaware Corporation, with the Securities and Exchange Commission on November 27, 1998, relating to the Tender Offer by the Purchaser to purchase up to 9,000 units of limited partnership interests, ("Units") of ML Media Partners, L.P., a Delaware limited partnership, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 27, 1998 and the related Agreement of Transfer and Sale to include the information set forth below. Terms not otherwise set forth below shall have the meanings ascribed to then in the
Schedule 14D-1 and the Offer to Purchase.

ITEM 10. ADDITIONAL INFORMATION

    (f) -- The information set forth in the Offer to Purchase, Agreement of Transfer and Sale and Supplement No. 1 to the Offer to Purchase attached hereto as Exhibit (a)(5) is incorporated herein by this reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(5) -- Supplement No. 1, dated December 1, 1998, to Offer to Purchase dated November 27, 1998.

    (a)(6) -- Cover Letter, dated November 1, 1998 from Purchaser to Unit
Holders.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 1998         SMITHTOWN BAY, LLC

                                By:  Global Capital Management, Inc.,
                                     a Delaware corporation,
                                     its Manager

                                By:  /s/ MICHAEL J. FREY
                                     -----------------------------------------
                                     Michael J. Frey, Vice President

                                GLOBAL CAPITAL MANAGEMENT, INC.,
                                a Delaware corporation

                                By:  /s/ MICHAEL J. FREY
                                     -----------------------------------------
                                     Michael J. Frey, Vice President

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                                 EXHIBIT INDEX

                                                                                                               SEQUENTIAL
EXHIBIT NO.                                                 DESCRIPTION                                        PAGE NUMBER
-----------             -----------------------------------------------------------------------------------  ---------------
    (a)(5)   --         Supplement No. 1 dated December 1, 1998, to Offer to Purchase, dated November 27,
                        1998.
    (a)(6)   --         Cover Letter, dated December 1, 1998 from Purchaser to Unit Holders.